FORM 4            U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

     Robert C. Harvey
     4810 120th Street West
     Apple Valley, MN 55124-8628

2. Issuer Name and Ticker of Trading Symbol

     Oakridge Holdings, Inc.       (OKRG)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

     May, 1997

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     [X] Director
     [X] Officer (give title)   Chief Executive Officer
     [X] 10% Owner
     [ ] Other (specify)



TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY OWNED

1. Title of Security                              Common Stock

2. Transaction Date (Month/Day/Year)              5/9/97

3. Transaction Code                               P

4. Securities Acquired (A) or  Disposed of (D)

          Amount                   500       10,000    150
          (A) or (D)               A         A         A
          Price                    $.75      $.75      $.75


5. Amount of Securities
   Beneficially Owned at
   End of Month               30,900   2,172   12,500    164,022

6. Ownership Form: Direct
   (D) or Indirect (I)           I       I        I         D

7. Nature of Indirect
   Beneficial Ownership        Wife  Daughter Daughter





TABLE II- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security                   Stock Option
                                                  (Right to Buy)

2. Conversion or Exercise Price of
   Derivative Security                            $.25

3. Transaction Date (Month/Date/Year)             7/1/96

4. Transaction Code                               J*

5. Number of Derivative Securities Acquired (A)   40,000 A
   or Disposed of (D)

6. Date Exercisable                               *
   Expiration Date (Month/Date/Year)              6/30/99

7. Title of Underlying Securities                 Common Stock
   Amount of Underlying Securities                40,000

8. Price of Derivative Security                   *

9. Price of Derivative Securities Beneficially
   Owned at End of Month                          249,594

10.Ownership Form of Derivative Security:
   Direct (D) or Indirect (I)                     D

11.Nature of Indirect Beneficial Ownership


EXPLANATION OF RESPONSES:

*Grant to reporting person of options to buy 40,000 shares of common stock exercisable.



Signature of Reporting Person:

/s/ Robert C. Harvey    6/4/97